Exhibit 99.1

BANCO INTER S.A.

CNPJ/ME no 00.416.968/0001-01

NIRE 31.300.010-864

(Authorized Capital Publicly Held Company)

NOTICE TO THE MARKET

CORPORATE REORGANIZATION

BANCO INTER S.A. (B3: BIDI11) ("Inter"), pursuant to Resolution 44 of the Brazilian Securities and Exchange Commission (“CVM”), of August 23, 2021, as amended, hereby informs its shareholders and the market in general that in attention to the decision of its shareholders representing more than 80% of the free float present at the Extraordinary General Meeting held on November 25, 2021, which expressed their support for the transaction, Inter will continue to make its best efforts to continue the process of corporate reorganization of Inter with a view to migrating its shareholding base to Inter Platform, Inc., a company incorporated under the laws of the Cayman jurisdiction ("Inter Platform"), which will result in the listing of its shares in the United States and the trading of BDRs backed by shares issued by Inter Platform in B3 – Brazil, Stock Exchange, Over the Counter ("Corporate Reorganization").

Inter reinforces that, in its view, the Corporate Reorganization could not be implemented at this time only due to market conditions outside the will of Inter, which it believes was the main reason why the volume of shareholder requests for cash-out was higher than the maximum limit established by Inter’s Board.

Inter appreciates the great support from its shareholders and from the market in general to the transaction, and Inter will keep its shareholders and the market in general duly informed about any next steps of corporate reorganization, in compliance with applicable regulations.

Inter's Investor Relations Department is available to its shareholders and the market by e-mail ri@bancointer.com.br, address Avenida Barbacena, no 1.219, Belo Horizonte, MG or on the Inter website (http://ri.bancointer.com.br).

Belo Horizonte, December 3,2021

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER